[redacted]

15046970

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
FEB 27 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: W. H. MELL ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 SPRINGFIELD AVENUE
(No. and Street)

SUMMIT	NEW JERSEY	07901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

S. BRADLEY MELL (908) 273-4550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SOBEL & CO., LLC
(Name – *if individual, state last, first, middle name*)

293 EISENHOWER PARKWAY, SUITE 290	LIVINGSTON	NEW JERSEY	07039-1711
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, S. BRADLEY MELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of W.H. MELL ASSOCIATES, INC., as of DECEMBER 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

DIANE M FREDRICKS
NOTARY PUBLIC
STATE OF NEW JERSEY
MY COMMISSION EXPIRES DEC. 29, 2018

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

W.H. MELL ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

DECEMBER 31, 2014 AND 2013

FILED PURSUANT TO RULE 17a-5(e)(3)OF THE SECURITIES EXCHANGE ACT OF 1934 AS A PUBLIC DOCUMENT

W.H. MELL ASSOCIATES, INC.

DECEMBER 31, 2014 AND 2013

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	1
Statements of Financial Condition	2
Notes to Financial Statements	3-9

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
W.H. Mell Associates, Inc.
Summit, New Jersey

We have audited the accompanying statements of financial condition of W.H. Mell Associates, Inc. (an "S" corporation), as of December 31, 2014 and 2013, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. W.H. Mell Associates, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial position is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial position, assessing the accounting policies used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial condition of W.H. Mell Associates, Inc. as of December 31, 2014 and 2013, in accordance with accounting principles generally accepted in the United States of America.

Sobel & Co., LLC
Certified Public Accountants

February 18, 2015

W.H. MELL ASSOCIATES, INC.

STATEMENTS OF FINANCIAL CONDITION

	December 31, 2014	December 31, 2013
ASSETS		
Cash and cash equivalents	$ 41,543	$ 55,271
Deposit with clearing broker	100,000	100,000
Securities owned - trading	3,172,853	7,495,611
Interest receivable	76,827	176,671
Agency Commission Receivable	418	-
Fixed assets, net of accumulated depreciation	33,012	59,719
Security deposits	750	750
Other assets	54,305	57,711
	$ 3,479,708	$ 7,945,733
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Payable to clearing broker	$ 1,105,326	$ 5,489,619
Accounts payable and other accrued expenses	414,793	464,788
Total Liabilities	1,520,119	5,954,407
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDER'S EQUITY:		
Common stock - no par value; authorized 2,500 shares; issued and outstanding 1,200 shares	898,211	898,211
Retained earnings	1,061,378	1,093,115
Total Stockholder's Equity	1,959,589	1,991,326
	$ 3,479,708	$ 7,945,733

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
W.H. Mell Associates, Inc. ("Company" or "W.H. Mell") was incorporated in January 1990 in the State of New Jersey for the purpose of registering as a municipal securities broker. The Company is headquartered in Summit, New Jersey with a branch office in South Londonderry, Vermont. The Company is registered with the Securities and Exchange Commission ("SEC"). The Company is also a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company sells mainly to institutional investors. In April 2004, the Company formed Gulfstream Capital Management, LLC ("LLC") as a single member LLC. The LLC operated in Florida as a registered investment advisor under SEC rules. The LLC was dissolved as of August 8, 2013.

Basis of Accounting:
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates:
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents:
The Company considers all short-term investments, if any, with an original maturity of three months or less, to be cash equivalents.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Fixed Assets:
Fixed assets are recorded at cost. For financial reporting, the straight-line method of depreciation is used based on the estimated useful lives of the assets. Amortization of leasehold improvements is provided for on a straight-line basis over the estimated useful life or the terms of the respective lease, whichever is shorter.

Securities Valuation:
Fair value measurements establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy are described below:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the company has the ability to access.

Level 2: Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability; and
- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (Continued)

Securities Valuation: (Continued)

Following is a description of the valuation methodology used for assets measured at fair value. There have been no changes in the methodology used at December 31, 2014 and 2013.

Municipal bonds: Valued using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility (Level 2).

Securities Sold, Not Yet Purchased:
Marketable securities sold, not yet purchased consist of trading and investment securities at market value that the Company has sold, but has not yet purchased.

Income Taxes:
An election was made, pursuant to federal income tax regulations, to be taxed as an "S" corporation. As a result of this election, federal income taxes are the responsibility of the individual stockholder. In addition, effective January 1, 1995, the Company elected "S" status for state tax purposes. The Company is subject to state minimum taxes in the states in which it files an income tax return. Deferred taxes have been deemed immaterial.

The Company follows accounting standards that provide clarification on accounting for uncertainty in income taxes recognized in the Company's financial statements. The guidance prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and, provides guidance on derecognition, classification, interest and penalties, disclosure and transition. Tax returns for 2011 and forward are subject to audit by federal and state jurisdictions. At December 31, 2014 and 2013, there are no significant income tax uncertainties that are expected to have a material impact on the Company's 2014 financial statements. In addition, no interest or penalties were recorded in 2014 and 2013.

Subsequent Events:
The Company has evaluated its subsequent events and transactions occurring after December 31, 2014 through February 18, 2015, the date that the financial statements were available to be issued.

NOTE 2 - CLEARING BROKER:

The Company has entered into a Fully Disclosed Clearing Agreement with Pershing, LLC, a subsidiary of The Bank of New York Mellon Corporation, ("Clearing Broker"). The Clearing Broker carries cash and margin accounts of the customers introduced by the Company and clears transactions on a fully disclosed basis for such accounts. In addition, the Clearing Broker is responsible for carrying, maintaining and preserving such books and records pertaining to its function as a Clearing Broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Commission Act.

The Agreement provides for its termination upon a 90 day notice from either party or default under its terms. Pursuant to the Agreement, the Company has a $100,000 interest earning deposit on account with the Clearing Broker.

At December 31, 2014 and 2013, the amount due to the Clearing Broker was $1,105,326 and $5,489,619, respectively. All amounts due to the Clearing Broker are collateralized by the marketable securities held by the Company. The Clearing Broker charges interest monthly at varying rates.

NOTE 3 - SECURITIES OWNED:

At December 31, 2014 and 2013, marketable securities owned and held in the principal trading account of the Company consist of the following:

	2014	2013
State and Municipal Obligations	$ 3,172,853	$ 7,495,611

At December 31, 2014 and 2013, the Company's state and municipal securities owned consist of the following geographic concentrations:

	2014	2013
New York	0%	40.43%
Pennsylvania	0%	16.16%
California	34.23%	10.89%

NOTE 3 - SECURITIES OWNED: (Continued)

At December 31, 2014, the fair value exceeded the aggregate cost which resulted in an unrealized gain of $30,769, and at December 31, 2013, the aggregate cost exceeded the fair value which resulted in an unrealized loss of $52,398.

NOTE 4 - FAIR VALUE OF SECURITIES:

The Company has categorized its investments based on the priority of the inputs to the valuation technique, into a three-level, fair value hierarchy. If the inputs used to measure the investments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the investment.

FAIR VALUE MEASUREMENTS AS OF DECEMBER 31, 2014

	LEVEL 1	LEVEL 2	LEVEL 3	NETTING ADJ.	TOTAL
State and Municipal Obligations	$ -	$ 3,172,853	$ -	$ -	$ 3,172,853

FAIR VALUE MEASUREMENTS AS OF DECEMBER 31, 2013

	LEVEL 1	LEVEL 2	LEVEL 3	NETTING ADJ.	TOTAL
State and Municipal Obligations	$ -	$ 7,495,611	$ -	$ -	$ 7,495,611

NOTE 5 - FIXED ASSETS:

At December 31, 2014 and 2013, fixed assets are comprised as follows:

	Estimated Useful Life	2014	2013
Office equipment	5 Years	$ 450,358	$ 4450,358
Furniture and fixtures	5 – 7 Years	92,932	92,932
Leasehold improvements	Life of lease	18,634	18,634
		561,924	561,924
Less: Accumulated depreciation and amortization		(528,912)	(502,205)
Fixed Assets, Net		$ 33,012	$ 59,719

NOTE 6 - COMMITMENTS:

The Company is currently leasing its primary office space on a month-to-month basis. The Company also leases a branch office in South Londonderry, Vermont on a month-to-month basis.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK:

As a securities broker and dealer, the Company is engaged in various securities trading and brokerage activities servicing a diverse group of institutional investors. These activities may expose the Company to off-balance-sheet credit risk in the event a customer is unable to fulfill its contracted obligation.

The Company trades almost exclusively in municipal bonds and is therefore exposed to risks associated with this market.

NOTE 8 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2014 and 2013, the Company's net capital is as follows:

	2014	2013
Net capital	$ 1,738,223	$ 1,372,011
Net capital requirement	100,000	100,000
Excess Net Capital	$ 1,638,223	$ 1,272,011
Aggregate indebtedness to net capital	23.86%	33.88 %

The Company is not required to furnish the "computation of reserve requirements" under Rule 15c3-3 of the Securities and Exchange Commission due to the fact that it qualifies for, and complies with, the exemptive provision k(2)(ii) of Rule 15c3-3. This provision exempts brokers or dealers who clear all transactions on behalf of customers with a Clearing Broker on a fully disclosed basis (Note 2) from having to furnish the "computation of reserve requirements."

Pursuant to Rule 15c3-1, the Company has not included the equity or liabilities of its subsidiary in the calculation of net capital and aggregate indebtedness since the Company does not guarantee, endorse or assume, either directly or indirectly, the obligation or liabilities of the subsidiary.

There were no differences between this calculation of net capital and the corresponding computation presented by the Company and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2014.

W.H. MELL ASSOCIATES, INC.

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

DECEMBER 31, 2014

Sobel & Co., LLC
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

293 Eisenhower Parkway, Suite 290
Livingston, NJ 07039-1711
973-994-9494 • Fax 973-994-1571
www.sobel-cpa.com

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Stockholder
W.H. Mell Associates, Inc.
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by W.H. Mell Associates, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating W.H. Mell Associates, Inc.'s compliance with the applicable instructions of Form SIPC-7. W.H. Mell Associates, Inc.'s management is responsible for W.H. Mell Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, not no differences, if applicable.

We were not engaged to, and did not, conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

Eisner & Co., LLC
Certified Public Accountants

Livingston, New Jersey
February 18, 2015

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended December 31, 20 14
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

040608 FINRA DEC
W.H. Mell Associates, Inc.
450 Springfield Avenue, Suite 204
Summit, NJ 07901

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Daniel Beaton, 603-379-2478

2. A. General Assessment (item 2e from page 2) $ 11,758

B. Less payment made with SIPC-6 filed (exclude interest) (5580)
07-21-2014
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,178

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,178

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 6,178

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

W.H. Mell Associates, Inc.
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 26 day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 14 and ending December 31, 20 14
Eliminate cents

Item No.		
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 4,933,473
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		4,292
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		113,392
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):		
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$ 112,421	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		112,421
Total deductions		230,105
2d. SIPC Net Operating Revenues		$ 4,703,368
2e. General Assessment @ .0025		$ 11,758
		(to page 1, line 2.A.)